Exhibit 99.1
Solera Holdings, Inc. Reports Fourth Quarter and Fiscal Year 2012 Results
Fiscal Year Revenue of $790.2 Million, up 15.4% on a GAAP Basis and up 17.4% on a Constant Currency Basis; Fourth Quarter Revenue of $198.4 Million, up 8.9% on a GAAP Basis and up 17.3% on a Constant Currency Basis; Company Issues Guidance for Fiscal Year 2013
WESTLAKE, Texas, Aug. 23, 2012 /PRNewswire/ – Solera Holdings, Inc. (NYSE: SLH), the leading global provider of software and services to the automobile insurance claims processing industry, today reported results for the fourth quarter and fiscal year 2012.
Results for the Fourth Quarter and Fiscal Year Ended June 30, 2012:
GAAP Results

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Revenue for fiscal year 2012 was $790.2 million, a 15.4% increase over the prior fiscal year revenue of $684.7 million. After adjusting for changes in foreign currency exchange rates (“FX Changes”), revenue for fiscal year 2012 increased by approximately 17.4% over the prior fiscal year revenue. After excluding the revenues of Explore Information Services LLC, which we acquired in June 2011, total revenue increased 2.9% over the prior fiscal year revenue and, after adjusting for FX Changes, increased 4.9% over the prior fiscal year revenue;

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Revenue for the fourth quarter was $198.4 million, an 8.9% increase over the prior year fourth quarter revenue of $182.1 million. After adjusting for FX Changes, revenue for the fourth quarter increased by approximately 17.3% over the prior fourth quarter revenue. After excluding the revenues of Explore, fourth quarter revenue decreased 2.3% over the prior fourth quarter revenue and, after adjusting for FX Changes, increased 6.3% over the prior fourth quarter revenue;

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Net income attributable to Solera Holdings, Inc. for fiscal year 2012 was $107.0 million, a 32.0% decrease over the prior fiscal year net income attributable to Solera Holdings, Inc. of $157.4 million, which is primarily attributable to the release of the valuation allowance on our U.S. deferred tax assets in fiscal year 2011 as described below;

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Net income attributable to Solera Holdings, Inc. for the fourth quarter was $20.8 million, a 20.6% increase over the prior year fourth quarter net income attributable to Solera Holdings, Inc. of $17.2 million;

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Diluted net income attributable to Solera Holdings, Inc. per common share for fiscal year 2012 was $1.51, a 32.0% decrease over the prior fiscal year diluted net income attributable to Solera Holdings, Inc. per common share of $2.22, which is primarily attributable to the release of the valuation allowance on our U.S. deferred tax assets in fiscal year 2011 as described below;

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Diluted net income attributable to Solera Holdings, Inc. per common share for the fourth quarter was $0.30, a 25.0% increase over the prior year fourth quarter diluted net income attributable to Solera Holdings, Inc. per common share of $0.24.

“I'm very pleased to announce that during fiscal year 2012, our constant currency total revenue growth was 17.4% for the full year and 17.3% for the fourth quarter, despite the volatility in our markets,” said Tony Aquila, Solera's founder, Chairman and Chief Executive Officer. “On a constant currency basis, our Adjusted EBITDA margin was 44.4% for the full year - up 127 basis points year over year, and our fourth quarter Adjusted EBITDA margin was 43.5% - up 167 basis points year over year.  Looking ahead, we are excited to announce Mission 2020 - $2 billion in revenue and $800 million in Adjusted EBITDA by fiscal 2020.  With our solid foundation in the Solera principles, multiple growth levers and a large and growing global market, we believe that we are well-positioned to execute on and achieve this mission.”
Non-GAAP Results

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Adjusted EBITDA for fiscal year 2012 was $345.5 million, a 17.0% increase over the prior fiscal year Adjusted EBITDA of $295.3 million. After adjusting for FX Changes, Adjusted EBITDA for fiscal year 2012 increased by 20.8% over the prior fiscal year Adjusted EBITDA;

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Adjusted EBITDA for the fourth quarter was $84.9 million, an 11.4% increase over the prior year fourth quarter Adjusted EBITDA of $76.2 million. After adjusting for FX Changes, Adjusted EBITDA for the fourth quarter increased by 22.0% over the prior year fourth quarter Adjusted EBITDA;

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Adjusted EBITDA margin for fiscal year 2012 was 43.7%, a 59 basis point increase over the prior fiscal year Adjusted EBITDA margin of 43.1%. After adjusting for FX Changes, Adjusted EBITDA margin for fiscal year 2012 was 44.4%, a 127 basis point increase over the prior fiscal year Adjusted EBITDA margin;

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Adjusted EBITDA margin for the fourth quarter was 42.8%, a 93 basis point increase over the prior year fourth quarter Adjusted EBITDA margin of 41.9%. After adjusting for FX Changes, Adjusted EBITDA margin for the fourth quarter was 43.5%, a 167 basis point increase over the prior year fourth quarter Adjusted EBITDA margin;

•	Adjusted Net Income for fiscal year 2012 was $190.8 million, a 9.9% increase over the prior fiscal year Adjusted Net

Income of $173.5 million;

•	Adjusted Net Income for the fourth quarter was $44.3 million, a 0.2% increase over the prior year fourth quarter Adjusted Net Income of $44.2 million;

•	Adjusted Net Income per diluted common share for fiscal year 2012 was $2.71, a 10.2% increase over the prior fiscal year Adjusted Net Income per diluted common share of $2.46.

•	Adjusted Net Income per diluted common share for the fourth quarter was $0.64, a 3.2% increase over the prior year fourth quarter Adjusted Net Income per diluted common share of $0.62.
In the first quarter of fiscal year 2012, we announced the formation of the Netherlands, Germany, Austria and Switzerland (“NGAS”) Region to leverage the operational and technological achievements and investments we made in the Highly Established Markets Initiative (“HEMI”) Region across our markets. As a result of the creation of the NGAS Region, we transferred our Netherlands operating segment from our Americas reportable segment to our EMEA reportable segment in the first quarter of fiscal year 2012. The financial information presented below reflects the inclusion of the Netherlands in the EMEA reportable segment for all periods.
Business Statistics

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EMEA revenues were $114.1 million and $464.4 million for the fourth quarter and the full fiscal year, respectively, representing a 4.5% decrease and a 2.5% increase over the respective prior year periods. After adjusting for FX Changes, EMEA revenues for the fourth quarter and the full fiscal year increased 5.7% and 4.7% over the respective prior year periods;

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Americas revenues were $84.3 million and $325.8 million for the fourth quarter and the full fiscal year, respectively, representing a 34.7% and a 40.7% increase over the respective prior year periods. After adjusting for FX Changes, Americas revenues for the fourth quarter and full fiscal year increased 39.5% and 42.2% over the respective prior year periods;

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Revenues from insurance company customers were $91.8 million and $359.9 million for the fourth quarter and the full fiscal year, respectively, representing a 24.6% and 30.8% increase over the respective prior periods. After adjusting for FX Changes, revenues from insurance company customers for the fourth quarter and the full fiscal year increased 33.3% and 33.1% over the respective prior year periods. After excluding the revenues of Explore, revenues from insurance company customers decreased 1.9% and increased 0.9% over the respective prior periods and, after adjusting for FX Changes, increased 7.3% and 3.2% over the respective prior year periods;

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Revenues from collision repair facility customers were $63.8 million and $257.5 million for the fourth quarter and the full fiscal year, respectively, representing a 1.3% decrease and a 5.7% increase over the respective prior year periods. After adjusting for FX Changes, revenues from collision repair facility customers for the fourth quarter and the full fiscal year increased 7.4% and 7.9% over the respective prior year periods;

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Revenues from independent assessors were $17.9 million and $74.4 million for the fourth quarter and the full fiscal year, respectively, representing a 5.2% decrease and a 4.7% increase over the respective prior year periods. After adjusting for FX Changes, revenues from independent assessors for the fourth quarter and the full fiscal year increased 6.7% and 7.1% over the respective prior year periods;

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Revenues from automotive recycling, salvage and other customers were $24.9 million and $98.4 million, for the fourth quarter and the full fiscal year, respectively, representing no change and a 3.7% increase over the respective prior year periods. After adjusting for FX Changes, revenues from automotive recycling, salvage and other customers for the fourth quarter and the full fiscal year increased 3.6% and 4.0% over the respective prior year periods.

Fiscal year 2013 Outlook:
Our initial outlook for our full fiscal year ending June 30, 2013 is as follows:

Full Fiscal Year
Revenues	$780 million — $788 million
Net Income attributable to Solera Holdings, Inc.	$83 million — $89 million
Adjusted EBITDA	$337 million — $344 million
Adjusted Net Income	$170 million — $177 million
Adjusted Net Income per diluted common share	$2.45 — $2.55

The fiscal year 2013 outlook above assumes constant currency exchange rates from those currently prevailing, no acquisitions of businesses, no repurchases of our common stock, and an assumed 28% tax rate to calculate Adjusted Net Income.

Exchange rates between most of the major foreign currencies we use to transact our business and the U.S. dollar have fluctuated significantly over the last few years and we expect that they will continue to fluctuate. The majority of our revenues and costs are denominated in Euros, Pound Sterling, Swiss francs, Canadian dollars and other international currencies. The following table provides the average quarterly exchange rates for the Euro and Pound Sterling since the beginning of fiscal year 2011:

Period	Average Euro-to-U.S. Dollar Exchange Rate	Average Pound Sterling-to-U.S. Dollar Exchange Rate
Quarter Ended September 30, 2010	$1.29	$1.55
Quarter Ended December 31, 2010	1.36	1.58
Quarter Ended March 31, 2011	1.37	1.60
Quarter Ended June 30, 2011	1.44	1.63
Quarter Ended September 30, 2011	1.42	1.61
Quarter Ended December 31, 2011	1.35	1.57
Quarter Ended March 31, 2012	1.31	1.57
Quarter Ended June 30, 2012	1.28	1.58
During fiscal year 2012 as compared to fiscal year 2011, the U.S. dollar strengthened against most major foreign currencies we use to transact our business. The average U.S. dollar strengthened versus the Euro by 1.8% and the Pound Sterling by 0.4%, which decreased our revenues and expenses for fiscal year 2012. A hypothetical 5% increase or decrease in the U.S. dollar versus other currencies in which we transact our business would have resulted in an increase or decrease, as the case may be, to our revenues of $6.8 million and $27.7 million during the fourth quarter and fiscal year ended June 30, 2012, respectively.
All percentage amounts and ratios were calculated using the underlying data in whole dollars. We measure constant currency, or the effects on our results that are attributable to FX Changes, by measuring the incremental difference between translating the prior period and the current results at the monthly average rates for the same period from the prior year.

GAAP Income Tax Provision:
In fiscal year 2012, we recognized an income tax provision of $45.7 million, as compared to an income tax benefit of $14.4 million recognized in fiscal year 2011, reflecting the release of $55.2 million of the valuation allowance on our U.S. net deferred tax assets in fiscal year 2011. The release of the valuation allowance resulted from our recent sustained history of operating profitability in the U.S. and Canada, and the determination by management that the future realization of the net deferred tax assets was judged to be more-likely-than-not. Additional details regarding the GAAP income tax provision will be provided in our Annual Report on Form 10-K for the period ended June 30, 2012 to be filed with the Securities and Exchange Commission by August 29, 2012.
Quarterly Dividend:
Our Board of Directors approved the payment of a quarterly cash dividend of $0.125 per outstanding share of common stock and per outstanding restricted stock unit. Our Board of Directors also approved a quarterly stock dividend equivalent of $0.125 per outstanding restricted stock unit granted to certain of our executive officers during fiscal year 2012 in lieu of the cash dividend, which dividend equivalent will be paid to the restricted stock unit holders as the restricted stock unit vests. The dividends are payable on September 18, 2012 to stockholders and restricted stock unit holders of record at the close of business on September 6, 2012.
Earnings Conference Call:
We will host our fourth quarter and fiscal year ended June 30, 2012 earnings call today at 5:00 p.m. (Eastern Time) – August 23, 2012. The conference call will be webcast live in listen-only mode and can be accessed by visiting the Investor Center section of the Solera website: www.solerainc.com. A webcast replay will be available on the website until 11:59PM EDT on September 5, 2012. A live audiocast will also be accessible to the public by calling (800) 638-4930 or from outside the U.S., (617) 614-3944. When prompted, the following access is required: 49101613. Callers should dial in approximately 10 minutes before the call begins. For those unable to participate in the live audiocast, a replay will be available until 11:59PM EDT on September 5, 2012. To access the replay, dial (888) 286-8010 or, from outside the U.S., (617) 801-6888 and enter the following access code when prompted: 22017407.

SOLERA HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS AND FISCAL YEARS ENDED JUNE 30, 2012 AND 2011
(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2012	2011	2012	2011
Revenues	$198,376	$182,084	$790,207	$684,697
Cost of revenues:
Operating expenses	42,449	36,241	171,763	134,649
Systems development and programming costs	18,439	19,269	73,914	68,932
Total cost of revenues (excluding depreciation and amortization)	60,888	55,510	245,677	203,581
Selling, general and administrative expenses	55,079	50,933	206,639	187,701
Depreciation and amortization	25,930	22,607	103,510	83,088
Restructuring charges, asset impairments, and other costs associated with exit and disposal activities	969	4,878	7,057	7,093
Acquisition and related costs	2,304	6,706	7,962	9,687
Interest expense	17,079	8,913	53,593	31,102
Other expense, net	295	8,295	1,665	7,815
	162,544	157,842	626,103	530,067
Income before provision for income taxes	35,832	24,242	164,104	154,630
Income tax provision (benefit)	12,552	4,415	45,718	(14,427)
Net income	23,280	19,827	118,386	169,057
Less: Net income attributable to noncontrolling interests	2,480	2,586	11,398	11,680
Net income attributable to Solera Holdings, Inc.	$20,800	$17,241	$106,988	$157,377
Net income attributable to Solera Holdings, Inc. per common share:
Basic	$0.30	$0.24	$1.52	$2.23
Diluted	$0.30	$0.24	$1.51	$2.22
Dividends paid per share	$0.10	$0.08	$0.40	$0.30
Weighted-average shares used in the calculation of net income attributable to Solera Holdings, Inc. per common share:
Basic	69,402	70,693	70,178	70,349
Diluted	69,711	71,045	70,527	70,683

Non-GAAP Financial Measures
We use a number of non-GAAP financial measures that are not intended to be used in lieu of GAAP presentations, but are provided because management believes that they provide additional information with respect to the performance of our fundamental business activities and are also frequently used by securities analysts, investors and other interested parties to facilitate the evaluation of our business on a comparable basis to other companies. The three primary non-GAAP financial measures that we use are Adjusted EBITDA, Adjusted Net Income, and Adjusted Net Income per diluted common share. We believe that Adjusted EBITDA, Adjusted Net Income and Adjusted Net Income per diluted common share are useful to investors in providing information regarding our operating results. We rely on Adjusted EBITDA as a primary measure to review and assess the operating performance of our company and our management team in connection with our executive compensation and bonus plans. Adjusted EBITDA also allows us to compare our current operating results with corresponding prior periods as well as to the operating results of other companies in our industry. We present Adjusted Net Income and Adjusted Net Income per diluted common share because we believe both of these measures provide useful information regarding our operating results in addition to our GAAP measures. We believe that Adjusted Net Income and Adjusted Net Income per diluted common share provide investors with valuable insight into our profitability exclusive of unusual adjustments, and provide further insight into the cash impact resulting from the different treatments of goodwill for financial reporting and tax purposes.
Adjusted EBITDA, Adjusted Net Income and Adjusted Net Income per diluted common share have limitations as analytical tools, and should not be considered in isolation or as a substitute for net income, net income per share and other consolidated income statement data prepared in accordance with accounting principles generally accepted in the United States. Because of these limitations, Adjusted EBITDA, Adjusted Net Income, and Adjusted Net Income per diluted common share should not be considered as a replacement for net income. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA, Adjusted Net Income, and Adjusted Net Income per diluted common share as supplemental information.

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Adjusted EBITDA is a non-GAAP financial measure that represents GAAP net income attributable to Solera Holdings, Inc., excluding (i) interest expense, (ii) provision for income taxes, (iii) depreciation and amortization, (iv) stock-based compensation expense, (v) restructuring charges, asset impairments, and other costs associated with exit and disposal activities, (vi) other (income) expense, net, (vii) litigation related expenses, and (viii) acquisition and related costs. Acquisition and related costs include legal and professional fees and other transaction costs associated with completed and contemplated business combinations and asset acquisitions, costs associated with integrating acquired businesses, including costs incurred to eliminate workforce redundancies and for product rebranding, and other charges incurred as a direct result of our acquisition efforts. These other charges include changes to the fair value of contingent purchase consideration, acquired assets and assumed liabilities subsequent to the completion of the purchase price allocation, purchase price that is deemed to be compensatory in nature, incentive compensation arrangements with continuing employees of acquired companies and gains and losses resulting from the settlement of a pre-existing contractual relationship with an acquiree. A reconciliation of our Adjusted EBITDA to GAAP net income attributable to Solera Holdings, Inc., the most directly comparable GAAP measure, is provided in the attached table.

SOLERA HOLDINGS, INC.
RECONCILIATION TO ADJUSTED EBITDA
FOR THE THREE MONTHS AND FISCAL YEARS ENDED JUNE 30, 2012 AND 2011
(In thousands)
(Unaudited)

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2012	2011	2012	2011
Net income attributable to Solera Holdings, Inc.	$20,800	$17,241	$106,988	$157,377
Add: Income tax provision (benefit)	12,552	4,415	45,718	(14,427)
Net income attributable to Solera Holdings, Inc. before income tax provision (benefit)	33,352	21,656	152,706	142,950
Add: Depreciation and amortization	25,930	22,607	103,510	83,088
Add: Restructuring charges, asset impairments, and other costs associated with exit and disposal activities	969	4,878	7,057	7,093
Add: Acquisition and related costs	2,304	6,706	7,962	9,687
Add: Litigation related expenses	500	—	600	—
Add: Interest expense	17,079	8,913	53,593	31,102
Add: Other (income) expense, net	295	8,295	1,665	7,815
Add: Stock-based compensation expense	4,482	3,192	18,394	13,579
Adjusted EBITDA	$84,911	$76,247	$345,487	$295,314

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Adjusted Net Income is a non-GAAP financial measure that represents GAAP net income attributable to Solera Holdings, Inc., excluding (i) provision for income taxes, (ii) amortization of acquired intangible assets, (iii) stock-based compensation expense, (iv) restructuring charges, asset impairments, and other costs associated with exit and disposal activities, (v) other (income) expense, not including interest income, (vi) litigation related expenses, and (vii) acquisition and related costs. From this amount, we subtract an assumed provision for income taxes to arrive at Adjusted Net Income. We assume a 28% income tax rate as an approximation of our long-term effective corporate income tax rate, which includes certain benefits from net operating loss carryforwards, tax credits, tax deductible goodwill and amortization, and certain holding companies in low tax-rate jurisdictions. A reconciliation of our Adjusted Net Income to GAAP net income attributable to Solera Holdings, Inc., the most directly comparable GAAP measure, is provided in the attached table.

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Adjusted Net Income per diluted common share is a non-GAAP financial measure that represents Adjusted Net Income (as defined above) divided by the number of diluted shares outstanding for the period used in the calculation of GAAP net income attributable to Solera Holdings, Inc. per diluted common share. A reconciliation of our Adjusted Net Income per diluted common share to GAAP net income attributable to Solera Holdings, Inc. per diluted common share, the most directly comparable GAAP measure, is provided in the attached table.

SOLERA HOLDINGS, INC.
RECONCILIATION TO ADJUSTED NET INCOME
FOR THE THREE MONTHS AND FISCAL YEARS ENDED JUNE 30, 2012 AND 2011
(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2012	2011	2012	2011
Net income attributable to Solera Holdings, Inc.	$20,800	$17,241	$106,988	$157,377
Add: Income tax provision (benefit)	12,552	4,415	45,718	(14,427)
Net income attributable to Solera Holdings, Inc. before income tax provision (benefit)	33,352	21,656	152,706	142,950
Add: Amortization of acquisition-related intangibles	19,024	16,053	75,723	57,809
Add: Restructuring charges, asset impairments, and other costs associated with exit and disposal activities	969	4,878	7,057	7,093
Add: Acquisition and related costs	2,304	6,706	7,962	9,687
Add: Litigation related expenses	500	—	600	—
Add: Other expense, not including interest income	864	8,874	2,535	9,921
Add: Stock-based compensation expense	4,482	3,192	18,394	13,579
Adjusted Net Income before income tax provision	61,495	61,359	264,977	241,039
Less: Assumed provision for income taxes at 28%	(17,219)	(17,181)	(74,194)	(67,491)
Adjusted Net Income	$44,276	$44,178	$190,783	$173,548
Adjusted Net Income per share:
Basic	$0.64	$0.62	$2.72	$2.47
Diluted	$0.64	$0.62	$2.71	$2.46
Weighted-average shares used in the calculation of GAAP Net Income attributable to Solera Holdings, Inc. and Adjusted Net Income per share:
Basic	69,402	70,693	70,178	70,349
Diluted	69,711	71,045	70,527	70,683

SOLERA HOLDINGS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2012 AND 2011
(In thousands, except per share amounts)
(Unaudited)

	June 30,
	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$508,246	$371,101
Accounts receivable, net of allowance for doubtful accounts of $2,356 and $2,769 at June 30, 2012 and 2011, respectively	129,264	135,589
Other receivables	20,953	19,037
Other current assets	23,015	24,895
Deferred income tax assets	7,709	10,321
Total current assets	689,187	560,943
Property and equipment, net	58,533	64,485
Goodwill	999,892	1,059,749
Intangible assets, net	329,741	416,100
Other noncurrent assets	27,209	19,462
Noncurrent deferred income tax assets	47,254	48,396
Total assets	$2,151,816	$2,169,135
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$26,940	$37,798
Accrued expenses and other current liabilities	139,276	140,270
Income taxes payable	7,279	10,837
Deferred income tax liabilities	2,216	1,187
Current portion of long-term debt	2,861	24,042
Total current liabilities	178,572	214,134
Long-term debt	1,143,012	1,020,383
Other noncurrent liabilities	32,181	24,127
Noncurrent deferred income tax liabilities	22,067	30,541
Total liabilities	1,375,832	1,289,185
Redeemable noncontrolling interests	88,603	94,841
Stockholders’ equity:
Solera Holdings, Inc. stockholders’ equity:
Common shares, $0.01 par value: 150,000 shares authorized; 68,895 and 70,795 issued and outstanding as of June 30, 2012 and 2011, respectively	582,693	587,265
Retained earnings	141,814	151,366
Accumulated other comprehensive income (loss)	(47,273)	36,413
Total Solera Holdings, Inc. stockholders’ equity	677,234	775,044
Noncontrolling interests	10,147	10,065
Total stockholders’ equity	687,381	785,109
Total liabilities and stockholders’ equity	$2,151,816	$2,169,135

SOLERA HOLDINGS, INC.
SELECTED STATEMENT OF CASH FLOWS INFORMATION
FOR THE FISCAL YEARS ENDED JUNE 30, 2012 AND 2011
(In thousands)
(Unaudited)

	Fiscal Year Ended June 30,
	2012	2011
Net cash provided by operating activities	$222,992	$211,531
Net cash used in investing activities	(47,819)	(543,558)
Net cash (used in) provided by financing activities	(17,966)	410,901
Effect of foreign currency exchange rate changes on cash and cash equivalents	(20,062)	51,705
Net change in cash and cash equivalents	137,145	130,579
Cash and cash equivalents, beginning of period	371,101	240,522
Cash and cash equivalents, end of period	$508,246	$371,101

Supplemental cash flow information:
Cash paid for interest	$60,619	$30,884
Cash paid for income taxes	$42,383	$39,289

Supplemental disclosure of non-cash investing and financing activities:
Capital assets financed	$1,435	$8,684
Accrued contingent purchase consideration	$3,735	$800

About Solera:
Solera is the leading global provider of software and services to the automobile insurance claims processing industry. Solera is active in over 60 countries across six continents. The Solera companies include Audatex in the United States, Canada, and in more than 45 additional countries, Informex in Belgium and Greece, Sidexa in France, ABZ and Market Scan in the Netherlands, HPI in the United Kingdom, Hollander serving the North American recycling market, AUTOonline providing salvage disposition in a number of European and Latin American countries, IMS providing medical review services, and Explore providing data and analytics to United States property and casualty insurers. For more information, please refer to the company’s website at http://www.solerainc.com.

Cautions about Forward-Looking Statements:
This press release contains forward-looking statements, including statements about: our Mission 2020, including our ability to achieve the revenue and Adjusted EBITDA targets; growth of global markets; our expectations regarding our prospects and business outlook for fiscal year 2013; our expectations and beliefs regarding changes in foreign currency exchange rates; and statements about dividends, acquisitions, common stock repurchases, our effective tax rate and historical results or performance that may suggest trends for our business. These statements are based on our current expectations, estimates and assumptions and are subject to many risks, uncertainties and unknown future events that could cause actual results to differ materially. Actual results may differ materially from those set forth in this press release due to the risks and uncertainties inherent in our business, including, without limitation: our reliance on a limited number of customers for a substantial portion of our revenues; unpredictability and volatility of our operating results, which include the volatility associated with foreign currency exchange risks, our sales cycle, seasonality, global economic conditions, acquisitions and other factors; risks associated with and possible negative consequences of acquisitions, joint ventures, divestitures and similar transactions, including our ability to successfully integrate Explore or our other acquired businesses; effects of competition on our software and service pricing and our business; time and expenses associated with customers switching from competitive software and services to our software and services; rapid technology changes in our industry; risks associated with operating in multiple countries; effects of changes in or violations by us or our customers of government regulations; use of cash to service our debt and effects on our business of restrictive covenants in our debt facility and indenture; our ability to obtain additional financing as necessary to support our operations, including Mission 2020; costs and possible future losses or impairments relating to our acquisitions; the financial impact of future significant restructuring and severance charges; the impact of changes in our tax provision (benefit) or effective tax rate; our ability to pay dividends or repurchase shares in future periods; our dependence on a limited number of key personnel; effects of system failures or security breaches on our business and reputation; our reliance on third-party information for our software and services; and any material adverse impact of current or future litigation on our results or business. For a discussion of these and other factors that could impact our operations or financial results and cause our results to differ materially from those in the forward-looking statements, please refer to our filings with the Securities and Exchange Commission, particularly our Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2012. Solera is under no obligation to (and specifically disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

SOURCE Solera Holdings, Inc.
Kamal Hamid, Investor Relations of Solera Holdings, Inc.,
+1-858-946-1676,
kamal.hamid@solerainc.com